Sonic Lighting, INc.

19385 E. Walnut Drive North

City of Industry, California 91748

June 23, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall
Taylor Beech
Aamira Chaudhry
Angela Lumley

Re:	Sonic Lighting, Inc.
Draft Registration Statement on Form S-1
Submitted on May 15, 2025
CIK No. 0002068074

Dear Ms. Wall, Ms. Beech, Ms. Chaudhry, and Ms. Lumley,

This letter is being submitted in response to the letter dated June 11, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form S-1 submitted on May 15, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form S-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise your cover page to disclose what percentage of the controlling stockholders’ voting power will stem from the Series A Preferred Stock.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the cover page to include disclosure of the percentage of the controlling stockholders’ voting power attributable to the Series A Preferred Stock. The exact figure will be provided once the deal structure is finalized and the public filing is made.

Corporate History and Structure, page 1

2.	Please revise your corporate diagram to more clearly state the holdings of each of the stockholders and include both Common and Series A Preferred Stock. In this regard, we note your disclosure in that diagram that each of the founders holds “25% and [ ]% of common stock….” Please clarify whether the 25% held by each of the founders is Common Stock or Series A Preferred Stock.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the corporate diagram to include both Common and Series A Preferred Stock on page 2 and page 48.

Prospectus Summary

Our Business, page 1

3.	Please elaborate on what distinguishes your automotive solutions as “superior” to your market competitors.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the wording to remove the characterization of our automotive solutions as “superior” to those of our market competitors on page 1.

Risk Factors

Risks Related to Our Common Stock and this Offering

Our corporate actions will be substantially controlled by our Controlling Shareholder, Kit Wong…., page 17

4.	Please revise your disclosure here and throughout the registration statement to clarify and consistently present the identity or identities of the controlling stockholder(s). For example, you state here that you have one controlling stockholder named Kit Wong, yet you state on pages ii and 72 that you have four controlling stockholders, none of whom are named Kit Wong. On your cover page, you only identify three controlling stockholders, and on page 72 you state that there are four holders of record for your Common Stock and one holder of record for your Series A Preferred Stock.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the disclosure throughout the registration statement to clarify and consistently present the identities of the controlling shareholders.

5.	Revise this risk factor to disclose the percentage of outstanding shares that the controlling stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval and that future issuances of Series A Preferred Stock may be dilutive to holders of Common Stock.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the referenced risk factor on page 17 to disclose the percentage of outstanding shares that the controlling stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval and that future issuances of Series A Preferred Stock may be dilutive to holders of common stock.

Business

Agency Sales Operations and Fulfilment Service, page 53

6.	Please briefly summarize the terms of your agency agreements with third-party manufacturers, such as the general commission rates you receive.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the disclosure regarding agency sales operations and fulfilment service to add more relevant terms of the agreements, such as general commission, pricing and payment, and roles on page 53.

Customers, page 57

7.	We note your disclosure that your top five customers generated 64% of your sales revenue in 2024. Please summarize the general terms of your agreements with these customers and, to the extent any individual agreement with a customer is material, describe the material terms of that agreement and file it as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the disclosure to summarize the general terms of the agreements with these customers on page [ ]. We will also attach the material contracts with top three customers as exhibits 10.12, 10.13 and 10.14 to the registration statement in accordance with Item 601(b)(10).

Management

Other Corporate Governance Matters, page 68

8.	We note your disclosure here that you are a foreign private issuer and therefore are not subject to certain reporting obligations. As it appears you are not a foreign private issuer, please remove this disclosure.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised the disclosure regarding corporate government matters to remove references to foreign private issuer on page 68.

Related Party Transactions, page 70

9.	Revise this section to clarify that it includes all related party transactions since the beginning of the company’s last two fiscal years. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises that the current disclosure includes all related party balances as of December 31, 2024 and 2023, which represent the Company’s last two fiscal year ends. The Company has revised the disclosure on page 70 of the DRS/A to include related party information up to the date of the Registration Statement. Additionally, the Company confirms to the Staff that there were no transactions with related parties during the last two fiscal years or through the date of the Registration Statement that are required to be disclosed pursuant to Item 404(d) of Regulation S-K.

Index to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Agency Income, page F-11

10.	We note your disclosure that you collect your accounts receivable from agency income monthly. This appears to be inconsistent with the disclosure on page 53 which states that you handle customer service and you remit the proceeds of the sale to suppliers net of the commission you earned from the transaction. Please clarify or revise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is correct the Company handles customer service and logistics for its agency sales and generally collects gross sales proceeds from end customers on behalf of manufacturing customers. The Company then remits proceeds to manufacturing customers net of the agency fee revenue it is entitled to retain. This remittance process typically occurs on a monthly basis. At the end of each month, the Company reconciles the account balances with the manufacturing customers and agrees upon the amounts due, which effectively settles the accounts receivable related to agency income on a monthly basis.

Accounting entries of a typical agency income transaction are illustrated below:

Event	Accounts	Debit	Credit
Upon delivery of goods to end customer	Cash and cash equivalents	$100
	Accounts payable		$85
	Revenues		$15

Reconciliation and settlement of accounts payable balance	Accounts payable	$85
due to manufacturing customers at month end	Cash and cash equivalents		$85

Accordingly, the disclosure in the consolidated financial statements that the Company collects accounts receivable monthly refers to the regular monthly settlement cycle for agency income earned through agency arrangements. The Company has revised the disclosure on page 53 of the Revised Draft Registration Statement to clarify that the remittance process occurs on a monthly basis, ensuring consistency with the disclosures in the consolidated financial statements.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Dao Chung Cheung
Name:	Dao Chung Cheung
Title:	Chief Executive Officer

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